Exhibit 99.5

Launching ZenaStudios, Ushering in a New Era of Drone-Powered Storytelling and Branding

New entertainment division debuts with digital series The Money System: Crossing the Street and upcoming feature film The Money System: Weight of Evidence

Los Angeles, California (November 10, 2026) – ZenaStudios, a new entertainment division of ZenaTech, Inc., a global AI drone manufacturer and drone services provider, announced its launch to produce original film, streaming, and digital content. The division will develop and retain ownership of its original IP while putting ZenaTech’s autonomous drone technology at the center of both as a storytelling device on screen and as a production tool behind the camera. It joins a growing number of brands, most recently Gap, Starbucks, and Bose, that are moving beyond traditional advertising to build their own entertainment operations.

“Building and retaining ownership of original IP is central to our vision for ZenaStudios," said Dr. Shaun Passley, CEO of ZenaTech. "By integrating drone technology directly into the filming process, we elevate production value on screen while growing a roster of projects that includes multiple formats and platforms. This division enables us to build awareness for our brands while developing opportunities for our drone services, product placement, and commercial partnerships”

Marking the division's debut, ZenaStudios premiered its inaugural 10-episode series, The Money System: Crossing the Street, on Nov. 9 on its official YouTube channel @ZenaStudios_Inc. Told through drone footage, livestreams, and trial testimony, Crossing the Street examines the death of a young influencer found in an alley beside two friends from opposite sides of the street. As a jury deliberates whether the blood on one man's hands proves guilt or confirms prejudice, the only impartial witness is the autonomous drone that captured the crime, effectively the trial's 13th juror.

The series stars actor and creator Mae Belen (1.5M+ followers on TikTok) alongside Tanya Jade (Yellowjackets, The Good Doctor), Kye Cartwright, and Gavin Etmanski. Crossing the Street serves as the narrative launchpad for The Money System universe, leading directly into the independent feature film The Money System: Weight of Evidence, currently in pre-production.

Beyond The Money System, ZenaStudios’ active development slate features original narrative properties spanning a martial-arts tournament thriller, an epidemic outbreak drama, and a high-stakes wildfire rescue adventure.

To lead creative strategy and development, ZenaTech has appointed Bobby Kelly as development executive of ZenaStudios' Los Angeles office. Kelly previously served as Director of Development at Magnolia Hill Productions, a Warner Bros. Television company with projects at Netflix, NBC, and The CW.

"Today there are more ways than ever to finance and produce projects, and more direct ways to connect with audiences,” said Kelly. “Technology also opens up new possibilities for how stories are told. As it becomes more deeply ingrained into our everyday lives, ZenaStudios explores where that future could lead. We see technology not as a threat, but as an honest partner. It's what humans do with technology that becomes a problem, and that's fertile ground for storytelling."

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About ZenaStudios

ZenaStudios is the original content production division of ZenaTech, Inc., with creative development based in Los Angeles and production operations in Vancouver. The studio develops, finances and produces proprietary film, television, streaming and digital projects. Built around an "aerotainment" model, ZenaStudios integrates autonomous flight and aerial visual technology into original worldbuilding and cinematic storytelling, working behind the camera as production tools and appearing on screen as part of the story.

About ZenaTech

ZenaTech Inc. (Nasdaq: ZENA) is a global technology company that specializes in AI autonomy platforms and drone-based services for surveys, inspections and other applications. The company sells to commercial and government customers and is developing platforms for defense. Its subsidiaries include drone manufacturing through ZenaDrone, Drone as a Service, and an enterprise SaaS division.

Media contact:

Zorianna Kit, ZenaStudios: Zorianna.kit@zenastudios.com

Safe Harbor

This press release and related comments include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of Zena Studios and reflects management’s expectations and projections regarding Zena Studio’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to Zena Studios expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; Zena Studio's ability to deliver products to the market as currently contemplated; Zena Studios's ability to develop products for markets as currently contemplated; Zena Studios’s anticipated cash needs and its needs for additional financing; Zena Studios’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which its parent, ZenaTech, operates; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of Zena Studios; Zena Studios’s expected business objectives for the next twelve months; Zena Studios’s ability to obtain additional funds as required including from its parent, ZenaTech, or affiliated companies; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, rules and regulations; and other related risks and uncertainties disclosed under the heading “Risk Factors“ in ZenaTech's filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. Zena Studios undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.